UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 22, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vishay Precision Group, Inc.

File No. 001-34679- CF#25173

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Vishay Precision Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12B filed on March 26, 2010, as amended.

Based on representations by Vishay Precision Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through May 6, 2020
Exhibit 10.8	through May 6, 2020
Exhibit 10.14	through May 6, 2020
Exhibit 10.15	through May 6, 2020
Exhibit 10.16	through June 1, 2020
Exhibit 10.18	through June 1, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel